SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

LABORATORY CORPORATION OF AMERICA HOLDINGS

(Name of Subject Company (Issuer))

LABORATORY CORPORATION OF AMERICA HOLDINGS

(Name of Filing Person (Issuer))

Liquid Yield Option™ Notes due 2021 (Zero Coupon-Subordinated)

(Title of Class of Securities)

50540R AB 8

50540R AC 6

(CUSIP Number of Class of Securities)

Bradford T. Smith

Executive Vice President of Corporate Affairs and Secretary

Laboratory Corporation of America Holdings

358 South Main Street

Burlington, North Carolina 27215

(336) 229-1127

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

with copy to:

Michael J. Silver, Esq.

Hogan & Hartson L.L.P.

111 South Calvert Street, 16th Floor

Baltimore, Maryland 21202

(410) 659-2700

CALCULATION OF FILING FEE

Transaction Valuation*:	Amount of Filing Fee*:
$550,408,365.78	$58,893.70

*	This Schedule TO relates to the Issuer’s offer to exchange an aggregate principal amount at maturity of up to $743,966,000 of Laboratory Corporation of America Holdings’ new Zero Coupon Convertible Subordinated Notes due 2021 (the “New Notes”) plus an exchange fee of $2.50 in cash per $1,000 principal at maturity, for a like principal amount at maturity of Laboratory Corporation of America Holdings’ currently outstanding Liquid Yield Option™ Notes due 2021 (Zero Coupon-Subordinated) (the “Old Notes”). The transaction valuation is based on the book value of the Old Notes computed as of the latest practicable date prior to the filing, which is $742.33, and the exchange fee of $2.50 per $1,000 principal amount at maturity.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$58,893.70
Form or Registration No.:	Form S-4 (File No. 333-137553)
Filing party:	Laboratory Corporation of America Holdings
Date filed:	September 22, 2006

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☒

INTRODUCTORY STATEMENT

This Amendment No. 2 (“Amendment No. 2”) to the Tender Offer Statement on Schedule TO-I (“Schedule TO-I”) relates to an offer (the “Exchange Offer”) by Laboratory Corporation of America Holdings, a Delaware corporation (the “Company”), to exchange up to $743,966,000 aggregate principal amount at maturity of a new series of the Company’s Zero Coupon Convertible Subordinated Notes due 2021 (the “New Notes”) plus an exchange fee of $2.50 in cash per $1,000 principal amount at maturity for each $1,000 principal amount at maturity of validly tendered and accepted outstanding Liquid Yield Option™ Notes due 2021 (Zero Coupon-Subordinated) of the Company (the “Old Notes”), for up to $743,966,000 aggregate principal amount at maturity of Old Notes, upon the terms and subject to the conditions contained in the prospectus, dated October 23, 2006, which forms a part of the Company’s Registration Statement on Form S-4 (File No. 333-137553) and which is incorporated herein by reference.

This Amendment No. 2 is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(4) promulgated under the Securities Exchange Act of 1934, as amended.

The Exchange Offer expired at 5:00 p.m., New York City time, on Monday, October 23, 2006. On October 23, 2006, the Company issued a press release reporting the results of the Exchange Offer. A copy of that press release is attached hereto as Exhibit (a)(6) and is incorporated herein by reference.

Item 4. Terms of the Transaction.

Item 4 of the Schedule TO-I is hereby supplemented and amended by adding the following language:

The Exchange Offer expired at 5:00 p.m., New York City time, on Monday, October 23, 2006. The Company has been advised by The Bank of New York, as paying agent, that, pursuant to the terms of the Exchange Offer, $741,243,000 in aggregate principal amount at maturity of the Old Notes, representing approximately 99% of the Old Notes, were validly tendered for exchange and not withdrawn. The Company has accepted all such Old Notes for exchange and the settlement and exchange of the New Notes and payment of the exchange fee is being made promptly. Following settlement of the exchange, $2,662,000 in aggregate principal amount at maturity of Old Notes and $741,243,000 in aggregate principal amount at maturity of the New Notes will be outstanding, after taking into account $61,000 in aggregate principal amount at maturity of Old Notes that were converted prior to the expiration of the Exchange Offer.

Item 12. Exhibits.

Item 12 is hereby supplemented and amended by adding the following:

(a)(6)        Press release issued by the Company on October 23, 2006.

Items 1 through 3, 5 through 11 and 13.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LABORATORY CORPORATION OF AMERICA HOLDINGS

By:	/s/ Bradford T. Smith
Bradford T. Smith
Executive Vice President, Corporate Affairs and Secretary

Date: October 24, 2006

EXHIBIT INDEX

(a)(6)	Press release issued by the Company on October 23, 2006.